Exhibit 99.156

DIGIHOST PROVIDES MINING OPERATION RESULTS FOR Q3 2021 AND ANNOUNCES A 218% INCREASE IN QUARTERLY BITCOIN PRODUCTION OVER THE PREVIOUS YEARS’ QUARTER

Toronto, ON – October 4, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF), an innovative North American based Bitcoin self-mining company, is pleased to provide unaudited Bitcoin (“BTC”) production updates for the quarter ended September 2021. All amounts are expressed in USD unless otherwise indicated.

Corporate Highlights for September 30, 2021:

●	Produced 133.02 BTC during the quarter, increasing total holdings to 452.24 BTC representing a fair market value of approximately $19.9 million as at September 30, 2021.

●	Diversified holdings with the conversion of 31.62 BTC into Ethereum (“ETH”) during the quarter, bringing total ETH holdings to 1,000.89 representing a fair market value of approximately $3.0 million as at September 30, 2021.

●	Total digital asset inventory value consisting of BTC and ETH of approximately $22.9 million at the end of September.

●	Cash on hand at September 30th was approximately $17.2 million, and total cash and digital asset holdings was approximately $40.1 million.

●	Year-to-date deposits on equipment and infrastructure to be completed in Q4 2021 pertaining to the Company’s core business of approximately $24.8 million.

●	Pursuant to its May 12, 2021 press release, the Company is on target to put online the approximately 9,900 newest generation miners it has purchased before the end of 2021. Once fully installed, these miners will increase the Company’s current hashrate to between approximately 925PH and 1.1EH.

Bitcoin Mining Update

For the nine-month period ended September 30, 2021, the Company’s mining fleet produced 348.25 BTC, with production broken down as follows:

●	Quarter 1, 2021: 105.26 BTC

●	January: 33.70

●	February: 35.02

●	March: 36.54

●	Quarter 2, 2021: 109.97 BTC

●	April: 37.52

●	May: 34.26

●	June: 38.19

●	Quarter 3, 2021: 133.02 BTC

●	July: 51.28

●	August: 44.07

●	September: 37.67

Quarter-Over-Quarter Comparison

The Company mined approximately 23.05 more BTC in Q3 2021 than in Q2 2021, representing an increase of 21%. Based on the BTC prices in these respective quarters and the increase in production of BTC mined, the fair market value of the Company’s BTC mined on a quarter over quarter basis increased by approximately $2m.

Figure 1. Quarter-over-quarter BTC Mining

	Q2	Q3	QoQ
	2021	2021	Increase
Mined BTC	109.97	133.02	23.05
Approximate BTC value	$35,041	$44,010	$8,969
Value	$3,853,441	$5,854,416	$2,000,976

Year-Over-Year Quarterly Comparison

Compared to Q3 of 2020, the Company mined approximately 91.22 more BTC in Q3 of 2021, representing an increase of 218%. Based on September 30, 2021 BTC prices compared to September 30, 2020, and the increase in production of BTC mined, the fair market value of the Company’s BTC mined in Q3 2021 increased by approximately $5.4 million.

Figure 2. Year-over-year Quarterly BTC Mining

	Q3 2020	Q3 2021	YoY Increase
Mined BTC	41.80	133.02	91.22
Approximate BTC value	$10,788	$44,010	$33,222
Value	$450,922	$5,854,416	$5,403,494

Management Commentary

Michel Amar, the Company’s CEO, stated: “We are extremely pleased with the continued success achieved by Digihost and are proud to report that in Q3 2021 we successfully mined a higher fair market value of Bitcoin than in any previous quarter since the Company’s inception. Our operations delivered a record number of coins this quarter despite voluntarily giving up peak hours of mining for five days during the month of August during peak community energy demand.” Amar continued, “As a Company, we are prepared to begin receiving a large quantity of new generation miners in Q4 2021. We remain especially well situated to scale up and thrive in the current mining environment and to increase our hashrate to up to 1.5 EH in by Q1 2022. We are committed to operating our business growth in an environmentally conscious way and our priority is to sustain our focus on green energy and ESG initiatives.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company is currently hashing at a rate of 200PH with plans to expand to a hashrate of 3.6 EH by the end of the first half of 2022.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihostblockchain.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about hashrate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; the ability to establish new facilities for the purpose of research & development; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; delivery of mining rigs for hosting may not be realized in the number anticipated, or at all, and resulting hashing power may materially differ from that anticipated; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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